April 10, 2023

Nasreen Mohammed and Joel Parker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

RE:Seaboard Corporation

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 14, 2023

File No. 001-03390

Dear Ms. Mohammed and Mr. Parker:

We are responding to the letter dated March 28, 2023 from the Staff of the Division of Corporation Finance (the “Staff”) regarding Seaboard Corporation’s (“we” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022. We have repeated your comments below followed by our response.

COMMENTS AND OUR RESPONSE

Form 10-K for Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 21
Comment:

Throughout your results of operations year-to-year comparison, you identify multiple factors for changes in line items without quantifying the impact of each. For example, in the CT&M segment comparison you attribute the change in revenue to higher sales prices of commodities, and to a lesser extent, higher volumes to third-party customers, partially offset by lower volumes to affiliates

9000 West 67th Street • Merriam, Kansas 66202

Phone: 913-676-8928

Nasreen Mohammed and Joel Parker

April 10, 2023

due to timing of shipments. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.
Response:

The Company acknowledges the Staff’s comments regarding the quantification of factors driving the material changes in our results of operations discussion. Beginning with our first quarter Form 10-Q filing, expected to be filed on or about May 3, 2023, we will provide enhanced disclosures regarding the reasons for our net sales, operating income and other material results of operation fluctuations, including describing qualitatively and, to the extent practicable, quantifying the material reasons for such fluctuations consistent with the guidance under Item 303(b) of Regulation S-K.

For illustrative purposes, below is a revised disclosure using the Company’s most recently filed Form 10-K for the fiscal year ended December 31, 2022 for the Company's CT&M segment as an example of our proposed future disclosures (with added text underlined). While we do not believe that the added disclosures are necessarily material to an investor's assessment of the Company's results of operations, the Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in future filings, including with respect to other Company segments, to the extent material.

CT&M Segment

Net sales for the CT&M segment increased $1.1 billion for the year ended December 31, 2022 compared to 2021. The increase primarily reflected higher sales prices of commodities ($1,141 million), and to a lesser extent, higher volumes to third-party customers ($174 million), partially offset by lower volumes to affiliates due to timing of shipments ($180 million).

Operating income for the CT&M segment increased $90 million for the year ended December 31, 2022 compared to 2021. The increase primarily reflected higher margins on certain commodities ($65 million), $18 million of costs associated with operational changes recorded in 2021 not repeated in the current year, and derivative contract gains of $7 million related to the change in mark-to-market adjustments compared to losses of $7 million in 2021. Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which this segment operates and the volatility in the commodity markets, management is unable to predict sales and operating results for this segment for future periods. However, management anticipates positive operating income for this segment in 2023, excluding the effects of marking to market derivative contracts.

We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (913) 676-8751.

Nasreen Mohammed and Joel Parker

April 10, 2023

Sincerely,

/s/ David H. Rankin

David H. Rankin

Executive Vice President

and Chief Financial Officer